Filed pursuant to 424(b)(3)
Registration No. 333-139504

SUPPLEMENT NO. 25

DATED MAY 23, 2008

TO THE PROSPECTUS DATED AUGUST 1, 2007

OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 25 supplements our prospectus dated August 1, 2007, as previously supplemented by Supplement No. 23 dated April 22, 2008 and Supplement No. 24 dated May 19, 2008 (which was intended to supplement, and did not supersede, Supplement No. 23).  You should read this Supplement No. 25 together with our prospectus dated August 1, 2007, as supplemented by both Supplement No. 23 and Supplement No. 24.  This supplement updates, modifies or supersedes certain information contained in the prospectus sections entitled “Business and Policies,” “Description of Real Estate Assets” and “Plan of Distribution” as described below.  Unless otherwise defined in this Supplement No. 25, capitalized terms used in this Supplement No. 25 have the same meanings as set forth in the prospectus.

Business and Policies

Our Assets

Our Joint Ventures

This subsection supplements the discussion contained in the prospectus under the heading “Business and Policies — Our Assets — Our Joint Ventures,” which begins on page 132 of the prospectus.

 Josey Lane and 121 Joint Venture.  On May 16, 2008, we, through a wholly owned subsidiary, Inland American Lewisville LP, L.L.C., entered into a joint venture with three unaffiliated parties, Weber Lewisville GP, Inc. (referred to herein as the “Weber GP”) and Weber LTC L.P. and DB/EB LTC, L.P. (referred to herein as the “Weber limited partners” and, together with the Weber GP, the “Weber partners”).  The purpose of the joint venture is to acquire a parcel of land located in Lewisville, Texas and to develop a 287,967 square foot retail center on that land.  The total cost of acquiring and developing the property is expected to be approximately $56.8 million. On May 16, 2008, we contributed approximately $10.2 million to the venture and the Weber limited partners contributed approximately $1.1 million as well as the parcel of land on which the retail center will be developed.  The remaining project costs will be funded through a $45.5 million loan from Compass Bank. This loan bears interest at a rate equal to 7% per annum and matures on May 16, 2011, but may be extended by the venture for an additional two years.  In the event that the actual development costs exceed the amount budgeted for development, we may, but are not required to, contribute additional funds in the form of a loan bearing interest at a rate equal to 20% per annum.

We will receive a preferred return, paid on a monthly basis, in an amount equal to 11% per annum on our total capital contributions, as decreased by all distributions paid to us. The preferred return will be paid out of a $2.2 million interest-bearing escrow account established by DB/EB LTC, L.P. for this purpose.  If, after eighteen months, we determine that the project will not be completed by April 3, 2010, we may require DB/EB LTC, L.P. to deposit an additional $1.1 million into this escrow to pay our preferred return; the president of the general partner of DB/EB LTC, L.P. has guaranteed the payment of this additional escrow amount. The Weber partners will not receive any distributions until our capital contribution has been returned.

The Weber GP will manage the business of the venture.  However, certain “key decisions,” including without limitation disposing of or financing the project, approving final budgets or admitting a new venture partner, will require the consent of a majority of the Weber limited partners and our subsidiary.  As compensation for performing specific management services, the Weber partners will be entitled to receive a development fee equal to 4.5% of the hard construction costs, not to exceed $1.2 million.  Our subsidiary will be entitled to a property management fee equal to 4.5% of gross revenues.

Our Investments and Lending Relationships

This subsection supplements the discussion contained in the prospectus under the heading “Business and Policies — Our Assets — Our Investments and Lending Relationships — Our Lending Relationships,” which begins on page 143 of the prospectus.

S. Thomas Enterprises of Sacramento, LLC — Loan Participation to Charter One Bank.  On May 16, 2008, we, through IA Sacramento Rail, L.L.C., our wholly owned subsidiary (referred to herein as “IA Sacramento”), entered into a loan participation agreement with RBS Citizens N.A., d/b/a Charter One Bank (referred to herein as “Charter One”), with respect to our existing $125 million loan to S. Thomas Enterprises of Sacramento, LLC, an unaffiliated third party borrower (referred to herein as the “Loan”).  The Loan is secured by all of the membership interests in the borrower and a deed in trust against 228.36 acres of the former Union Pacific Rail Yard property in Sacramento, California, together with any equipment and any buildings or improvements now existing or later constructed on the property.  Under the terms of the original Loan documents, the borrower is required to make monthly interest-only payments to IA Sacramento at rate equal to 7.9% per annum until the Loan is repaid in full.  The Loan’s maturity date is April 30, 2009.

Pursuant to the participation agreement, IA Sacramento sold to Charter One a $50 million interest in its ownership rights in and to the indebtedness evidenced by the original Loan documents as well as the collateral securing the Loan.  Charter One will receive interest on its participation interest at an annual rate equal to 6.75%, paid monthly, with the remaining 1.15% interest to be paid to IA Sacramento.  Upon the occurrence of an event of default under the original Loan documents or on the maturity date, Charter One may elect to require IA Sacramento to repurchase its outstanding participation interest, plus any accrued interest and any amounts paid or advanced by Charter One, generally within thirty days.  We have guaranteed the payment of the repurchase price.  In addition, IA Sacramento will have the right to repurchase Charter One’s participation interest at any time

IA Sacramento paid Charter One a $125,000 participation fee contemporaneous with the closing of the loan participation.

Description of Real Estate Assets

The following discussion supplements the discussion contained in the prospectus under the heading “Description of Real Estate Assets,” which begins on page 151 of the prospectus.

On May 19, 2008, we, through Inland American Bryant Alcoa, L.L.C., our wholly owned subsidiary formed for this purpose (referred to herein as “IA Bryant”), acquired a fee simple interest in a 90,740 square foot retail center known as the Alcoa Exchange Shopping Center — Phase I, located in Bryant, Arkansas.  The Alcoa Exchange Shopping Center was constructed in 2006 and 2007.  We previously held a security interest in this property pursuant to loan agreement between us and Alcoa Exchange Associates, LLC, an unaffiliated third party (referred to herein as “Alcoa”), under which we had loaned Alcoa approximately $18.7 million.

IA Bryant purchased the Alcoa Exchange Shopping Center from Alcoa for purchase price of approximately $20.9 million.  At closing, IA Bryant paid approximately $1.8 million in cash, net of $0.4 million in closing prorations, and the outstanding balance of the loan from us to Alcoa was repaid in full.

Plan of Distribution

The following information is inserted at the end of the “Plan of Distribution” section on page 251 of our prospectus.

The following table provides information regarding shares sold in both our initial offering and our current follow-on offering as of May 21, 2008.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our Sponsor:	20,000	200,000	—	200,000

Shares sold in the initial offering:	469,598,762	4,695,987,620	493,078,705	4,202,908,915

Shares sold in the follow-on offering:	149,139,757	1,491,397,570	156,596,745	1,334,800,825

Shares sold pursuant to our distribution reinvestment plan in the initial offering:	9,720,991	92,349,415	—	92,349,415

Shares sold pursuant to our distribution reinvestment plan in the follow-on offering:	15,677,647	148,937,647	—	148,937,647

Shares repurchased pursuant to our share repurchase program:	(3,081,356)	(28,560,076)	—	(28,560,076)

	641,075,801	$6,400,312,176	$649,675,450	$5,750,636,726

(1)	Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.
(2)	Inland Securities Corporation serves as dealer manager of these offerings and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.
(3)	Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.